We're excited to welcome Alighiero Boetti back to the site with this prime example of his famous Arazzi textile series.

Boetti is the most popular artist in the rapidly-expanding textile segment of the global art market.

- Last year, he sold more than $21M in textiles, accounting for *more than half* of the $40M global textile market.
- His work has sold for up to $8.8M— among the highest prices paid for a contemporary textile artist.
- He has an entire museum dedicated to his work in Rome.

Works similar to our offering have seen appreciation, going from $28K in 1990 to $751K in 2022.

Invest in this offering before it sells out.

Best,
Anthony DeSimone

SVP, Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281

This communication is brought to you by Masterworks Administrative Services. The content is not intended to provide legal, tax, or investment advice.

Art sales price data and metrics are used for comparative modeling purposes only. Each painting is unique and historical price trends of a group of selected artwork is not a direct proxy for historical price performance of any specific painting or any investment in securities referenced. The data shown is subject to change as new information becomes available, artist or art market statistics formulated without recent sale data could be misrepresentative of current market conditions. The data shown represents whole art and is not comparative of an investment into our offerings which includes fees and expenses.

Masterworks is "testing the waters' under Regulation A under the Securities Act of 1933. Masterworks will only be able to make sales after an offering statement has been filed with the Securities and Exchange Commission (SEC) and the SEC has "qualified" the offering statement. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the issuer with the SEC has been qualified by the SEC, any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification. An indication of interest involves no obligation or commitment of any kind. You must read the offering documents filed with the SEC before investing and the additional information available at www.masterworks.com/cd

Masterworks is not registered, licensed or supervised as a broker-dealer by the SEC or the Financial Industry Regulatory Authority (FINRA)

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Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281

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